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                                           Trading Symbol:  VGZ
                                           Toronto and American Stock Exchanges



         VISTA ANNOUNCES RESULTS OF BOLIVIAN PROJECT FEASIBILITY STUDY

DENVER, COLORADO, MARCH 8, 1999 - Vista Gold Corp. ("Vista") is pleased to announce that it has completed an optimized internal feasibility study on its Amayapampa/Capa Circa project located in southwestern Bolivia. Based on a gold price of $300 per ounce, the proven and probable reserves at Amayapampa are calculated to be 10.7 million tons grading 0.051 ounces per ton including dilution, containing 548,000 ounces of gold. The study calls for Amayapampa to be mined by open-pit methods. Indicated resources at Capa Circa, located 10 kilometers from Amayapampa, are 198,000 tons grading 0.23 ounces per ton including dilution, containing 46,000 ounces of gold. Capa Circa will be mined by underground methods. Ore from both properties would be processed in one plant to be located at Amayapampa. The process plant will be designed to operate at a rate of 2,475 tons of ore per day and will consist of a gravity and carbon-in-leach circuit with a projected metallurgical recovery of 85 percent.

Nearly 505,000 ounces of gold will be produced over the approximate 12-year project life, at an average rate of 43,000 ounces per year. Combined gold production from Amayapampa and Capa Circa during the first 5 years of operations will average 50,100 ounces per year, and this level of production could be sustained with continued exploration/development success at Capa Circa. The initial capital costs are estimated to be $26 million, including necessary working capital and a 20 percent contingency. Average operating costs are estimated to be $7.17 per ton of ore for a total cash cost of $157 per ounce. At a gold price of $300 per ounce, the project is expected to generate an after-tax internal rate of return of 17.3 percent. This optimized feasibility study prepared by Vista is based on two previous studies which were audited by Behre Dolbear & Company, Inc., as a third party consultant to a financial institution.

Approval of the permit to construct and operate at Amayapampa, called the Declatoria de Impacto Ambiental under Article 24 of the Environmental Law, was received on May 6, 1998. This permit was based on a 3,600-ton-per-day ore processing project, and once financing arrangements are in place, Vista will request a modification of the permit to allow operation at the lower production rate. Permitting efforts are underway for Capa Circa.

Vista has received an indicative term sheet from a major international bank to provide the debt financing component for the project and is exploring alternatives to complete the total financing package. "We are excited about the prospect of developing our Bolivian gold properties and are pursuing several financing options which will allow us to advance the project," said Mike Richings, President and CEO.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, the development properties in Bolivia and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450.